

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

December 5, 2017

Via E-mail
Mr. Gene S. Bertcher
Chief Executive Officer and Chief Financial Officer
New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234

   Re: **New Concept Energy, Inc.**
     Form 10-K for the Fiscal Year ended December 31, 2016
     Filed April 5, 2017
     File No. 0-08187

Dear Mr. Bertcher:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

General

1. We note various discrepancies pertaining to your disclosures about oil and gas properties, including but not limited to the disclosures required by Items 1202(a)(7), 1203(b), 1205(a) and 1208(a) of Regulation S-K, and FASB ASC 932-235-50-4 and 50-5. Please review the information presented in your filing and revise your disclosure to conform to the requirements of Subpart 229.1200 of Regulation S-K and FASB ASC 932-235 paragraphs 50-3 through 50-11 and 50-29 through 50-36.

Mr. Gene S. Bertcher
New Concept Energy, Inc.
December 5, 2017

Properties, page 5

Proved Reserves, page 7

2.	We note that you have not converted any material amounts of proved undeveloped reserves to developed reserves during the last five fiscal years. Tell us the reasons for the lack of progress and explain why you believe the volumes you have reported as proved undeveloped reserves met the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X, as it relates to scheduling the reserves for development within five years of the initial report. As it appears you have not adhered to this timeframe for previously adopted development plans, also explain why you believe such volumes met the criteria in Rule 4-10(a)(22) of Regulation S-X, as it relates to being *reasonably certain* that the project to extract the hydrocarbons will commence within a reasonable time.

	Please note, disclosure under Item 1203(c) of Regulation S-K should inform readers regarding progress, or lack thereof, and any factors that impacted progress in converting proved undeveloped reserves to developed status.

3.	Your disclosure on page 41 indicates that you did not incur any development costs during 2016. In comparison, the reserve report filed as Exhibit 99.1 indicates that total future capital expenditures of $2.9 million would be incurred over the next five years, of which $317,000 is scheduled for 2017. The definition of reserves under Rule 4-10(a)(26) of Regulation S-X stipulates that "[t]here must exist, or there must be a reasonable expectation that there will exist, …all financing required to implement the project." Please describe the means by which you have established compliance with this criteria as it relates to the proved undeveloped reserves disclosed as of December 31, 2016. In addition, quantify the expected sources of funding for the portion of your 2017 capital budget that is allocated to drilling and completing proved undeveloped reserves and describe the extent of such expenditures and development to-date during this fiscal year.

4.	If you believe that you have adequate support for the volumes reported as proved undeveloped reserves, after considering the guidance referenced above, provide us with a rollforward for each of your proved undeveloped locations by year of initial disclosure beginning with December 31, 2011 and for each year through December 31, 2016, and the subsequent interim period. Please indicate in the schedules for each period, the net reserves and the anticipated completion date corresponding to each of the proved undeveloped locations disclosed at the end of the period; also identify any previously disclosed locations that were removed and the reason for the change (e.g., converted to developed status, removed due to changes in a previously adopted development plan, removed due to exceeding the five year development time period, or removed as uneconomic based on current yearend commodity prices).

	Also provide us with your December 31, 2016 development schedule, indicating for each future annual period, the individual wells to be drilled, the net quantities of proved reserves and estimated capital expenditures relating to each well necessary to convert all of the proved undeveloped reserves to developed.

Exhibit 99.1

5.   The reserves report appears to have various inconsistencies and does not appear to address all of the requirements of Item 1202(a)(8) of Regulation S-K, including but not limited to Item 1202(a)(8)(i), 1202(a)(8)(ii), 1202(a)(8)(vi), and 1202(a)(8)(vii). We also note that the definitions of proved developed and proved undeveloped oil and gas reserves presented therein predate the current definitions set forth in Rule 4-10(a)(6) and (a)(31) of Regulation S-X. The report also appears to be incomplete, as it refers to additional supplement information proved in Schedules Nos. 2, 3 and 4, which are not included in the report. Please obtain and file a revised reserves report that fully conforms to the requirements set forth in Item 1202(a)(8)(i) through (a)(8)(x) of Regulation S-K.

6.   We note that although you are reporting gas and oil reserves as of December 31, 2016, the reserves report indicates the average gas and oil prices received on the first day of each month October 2015 through September 2016 were utilized in the underlying computations. Please refer to the requirements for prices in Rule 4-10(a)(22)(v) of Regulation S-X, and explain to us why you believe the estimates of proved reserves presented in the reserves report meet the requirements of existing economic conditions specific in Rule 4-10(a)(22) of Regulation S-X.

In addition, please submit a schedule showing your computation of the unweighted arithmetic average of the first-day-of-the-month gas and oil prices for the 12-month period just prior to the ending date of the period covered by the report (i.e., January through December 2016), for the properties located in Ohio and separately for the properties located in West Virginia, and tell us the duration, terms and conditions associated with any contract governing the prices received for the properties located in Ohio and West Virginia during this period.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources